						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$13,555	$19,329	$21,497	$20,982	$16,965	$17,211
Interest applicable to rentals	426	527	407	444	593	632

Total fixed charges, as defined	13,981	19,856	21,904	21,426	17,558	17,843

Preferred dividends, as defined (a)	1,172	2,501	1,745	1,602	1,454	1,425

Combined fixed charges and preferred dividends, as defined	$15,153	$22,357	$23,649	$23,028	$19,012	$19,268

Earnings as defined:

Net Income	$1,250	$5,344	$24,582	$34,947	$31,025	37,187
Add:
Provision for income taxes:
Total	1,790	5,051	13,506	23,052	15,713	18,337
Fixed charges as above	13,981	19,856	21,904	21,426	17,558	17,843

Total earnings, as defined	$17,021	$30,251	$59,992	$79,425	$64,296	$73,367

Ratio of earnings to fixed charges, as defined	1.22	1.52	2.74	3.71	3.66	4.11

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.12	1.35	2.54	3.45	3.38	3.81

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.